# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Cue Biopharma, Inc., CIK 0001645460
CUSIP: 22978P205
Title of class of securities: Common Stock, $0.001 par value per share ("Common Stock")
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135
Date of event which requires filing of this statement: 05/03/2026
Filed by CIK 0001725092
Persons authorized to receive notices and communications: Shao-Lee Lin, c/o Cue Biopharma, Inc., 40 Guest Street, Boston, Massachusetts (MA), 02135, 617-949-2680

## Reporting persons
- Shao-Lee Lin (CIK 0001725092): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: subject company funds (SC), personal funds (PF); sole voting power 467,166; shared voting power 0; sole dispositive power 467,166; shared dispositive power 0; aggregate amount beneficially owned 467,166 (6.2% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.001 par value per share ("Common Stock")
Name of issuer: Cue Biopharma, Inc.
Address of issuer's principal executive offices: 40 Guest Street, Boston, Massachusetts (MA), 02135

## Item 2. Identity and Background
Name of person filing: This Schedule 13D is being filed by Dr. Shao-Lee Lin (the "Reporting Person").
Residence or business address: The principal business office of the Reporting Person is 40 Guest Street, Boston, MA 02135.
Present principal occupation or employment: The Reporting Person is the President and Chief Executive Officer ("CEO") and a member of the Board of Directors (the "Board") of the Issuer.
Criminal convictions in the last five years: During the last five years, the Reporting Person has not been convicted of a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, the Reporting Person has not been party to a civil proceeding of a judicial or administrative body of competent jurisdiction nor as a result of such proceeding was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: The Reporting Person is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Employment Consideration

On May 3, 2026, in connection with her appointment as CEO of the Issuer, the Reporting Person was granted a fully-vested restricted stock unit ("RSU") award for 327,537 shares of Common Stock (the "Lin RSU") and options to purchase Common Stock, of which 68,237 are exercisable within 60 days of this filing.

On July 9, 2026, the Reporting Person was granted an RSU award by the Issuer for 327,537 shares of Common Stock which vests in equal quarterly installments over a period of forty-eight (48) months, measured from July 9, 2026, subject to the Reporting Person's continued service with the Issuer through each vest date. Of such grant, 20,471 shares of Common Stock may be acquired upon the settlement of RSUs vesting within 60 days of this filing. The Reporting Person was also granted 327,537 performance stock units (the "PSUs") by the Issuer that are eligible to vest in three substantially equal tranches based on the achievement of a closing price per share of Common Stock of $33.00, $38.50 and $44.00, in each case for a period of five consecutive trading days. As of the date of this filing, 109,179 PSUs had vested.

## Item 4. Purpose of Transaction
Purpose of transaction:
The Reporting Person intends to review her investment in the Common Stock and the Issuer's securities on a regular basis and, as a result thereof, may, directly or through one or more affiliates, at any time or from time to time determine, either alone or as part of a group, (i) to acquire additional securities of the Issuer, through open market purchases, privately negotiated transactions, or otherwise, (ii) to dispose of all or a portion of the securities of the Issuer beneficially owned by her in the open market, in privately negotiated transactions, or otherwise, or (iii) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results specified in clauses (a) through (j) of Item 4 of Schedule 13D of the Securities and Exchange Act of 1934, as amended (the "Exchange Act"). Any such acquisition or disposition or other transaction would be made in compliance with all applicable laws and regulations, and subject to the terms and conditions of any agreements between the Reporting Person and the Issuer.

Notwithstanding anything contained herein, the Reporting Person intends to review her investment in the Issuer and the Issuer's performance and market conditions periodically and to take such actions with respect to her investment as she deems appropriate considering the circumstances existing from time to time. Accordingly, the Reporting Person specifically reserves the right to change her intention with respect to any or all such matters described above. In reaching any decision as to her course of action (as well as to the specific elements thereof), the Reporting Person currently expects that she would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to the Issuer; changes in law and government regulations; general economic conditions; tax considerations; other investment opportunities available to the Reporting Person; and prevailing market conditions, including the market price of the securities of Issuer.

Other than as described above, the Reporting Person does not have any plan or proposal which relates to or would result in any of the transactions described in clauses (a) through (j) of Item 4 of Schedule 13D, although the Reporting Person reserves the right to do so. As President, CEO and a member of the Board, the Reporting Person regularly explores potential actions and transactions that may be advantageous to the Issuer and/or any of its subsidiaries, including possible mergers, acquisitions, reorganizations or other material changes in the business, corporate structure, the Board, management, dividend policy, governing documents, contractual arrangements, capitalization or securities of the Issuer. In addition, as compensation for her service as an executive officer of the Issuer, the Reporting Person may be granted equity awards or other similar compensation that would result in the Reporting Person beneficially owning additional securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 7-11 consist of (i) 378,458 shares of Common Stock directly held by the Reporting Person, (ii) 20,471 shares of Common Stock that may be acquired upon the settlement of vested RSUs within 60 days of this filing directly held by the Reporting Person, and (iii) options to purchase up to 68,237 shares of Common Stock exercisable within 60 days of this filing directly held by the Reporting Person.

The percentage set forth in row 13 is based upon the sum of (i) 7,405,436 shares of Common Stock outstanding on August 18, 2026, as reported by the Issuer to the Reporting Person, (ii) 20,471 shares of Common Stock that may be acquired upon the settlement of vested RSUs within 60 days of this filing directly held by the Reporting Person, and (iii) options to purchase up to 68,237 shares of Common Stock exercisable within 60 days of this filing directly held by the Reporting Person.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 11 of the Reporting Person's cover page to this Schedule 13D set forth the number of shares of Common Stock as to which such Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition and are incorporated by reference.
Transactions in the class effected during the past sixty days:
The following sets forth the Reporting Person's transactions in the Common Stock since May 3, 2026:

The information set forth in Item 3 hereof is hereby incorporated by reference into this Item 5(c).

Pursuant to a securities purchase agreement dated April 30, 2026 with the Issuer (the "Securities Purchase Agreement"), the Shao-Lee Lin Trust, DTD 3/13/2023 (the "Trust"), of which the Reporting Person is the trustee, purchased (i) Pre-Funded Warrants to purchase an aggregate of up to 90,906 shares of Common Stock (the "Pre-Funded Warrants") and (ii) accompanying Warrants to purchase an aggregate of up to 45,453 shares of Common Stock (the "Warrants"), for an aggregate purchase price of $999,966. The exercise price of the Pre-Funded Warrants is $0.001 per share. The exercise price of the Warrants is $11.00 per share. The Pre-Funded Warrant and Warrant contain a provision (the "Beneficial Ownership Blocker") which precludes exercise of the Pre-Funded Warrants and Warrant to the extent that, following exercise, the Trust, together with its affiliates and other attribution parties, would own more than 4.99% of the Issuer's outstanding Common Stock. The Trust is currently prohibited from exercising the Pre-Funded Warrants and Warrants by virtue of the Beneficial Ownership Blocker.

The foregoing descriptions of the Pre-Funded Warrants and the Warrants do not purport to be complete and is qualified in their entirety by reference to the Pre-Funded Warrant and Warrant, copies of which are filed as Exhibit 99.1 and Exhibit 99.2 hereto, respectively and incorporated by reference herein.

109,179 PSUs were settled on August 12, 2026, following satisfaction of the applicable vesting condition. The Issuer initiated a sale of an aggregate of 58,258 shares of Common Stock on August 12, 2026 and August 13, 2026, pursuant to a mandatory sell-to-cover policy in order to satisfy applicable tax withholding obligations.
Other persons with the right to receive dividends or sale proceeds: No other person is known to have the right to receive or the power to direct the receipt of dividends from, or any proceeds from the sale of, the securities beneficially owned by any of the Reporting Person.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Item 5 hereof is hereby incorporated by reference into this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Form of Pre-Funded Warrant to Purchase Common Stock issued to the Investors (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K (File No. 001-38327), filed on April 30, 2026).
Exhibit 99.2 Form of Warrant to Purchase Common Stock issued to the Investors (incorporated by reference to Exhibit 4.3 to the Issuer's Current Report on Form 8-K (File No. 001-38327), filed on April 30, 2026).
Exhibit 99.3 Form of Registration Rights Agreement, dated April 30, 2026, by and among the Company and the Investors (incorporated by reference to Exhibit 10.4 to the Issuer's Current Report on Form 8-K (File No. 001-38327), filed on April 30, 2026).

## Signatures
- Shao-Lee Lin: /s/ Shao-Lee Lin, Shao-Lee Lin (08/21/2026)